Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings before income taxes	$12,532	$10,324	$9,243	$9,937	$8,884

Add (deduct):

Equity in net loss (earnings) of less than 50% owned affiliates	10	8	6	64	(100)

Dividends from less than 50% owned affiliates	—	—	—	12	100

Fixed charges	1,042	1,069	1,006	618	359

Interest capitalized, net of amortization	(2)	1	2	(11)	(8)

Earnings available for fixed charges	$13,582	$11,402	$10,257	$10,620	$9,235

Fixed charges:

Interest incurred	$940	$976	$920	$543	$280

Portion of rent expense deemed to represent interest factor	102	93	86	75	79

Fixed charges	$1,042	$1,069	$1,006	$618	$359

Ratio of earnings to fixed charges	13.0	10.7	10.2	17.2	25.7